

July 22, 2010

Rajat Rai
Chief Executive Officer
Akorn, Inc.
1925 Field Court, Suite 300
Lake Forest, IL 60045

> **Re:**   **Akorn, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **DEF 14A filed April 30, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **File No. 001-32360**

Dear Mr. Rai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Patents, Trademarks and Proprietary Rights, page 6

1. Please disclose the products covered by each material patent and the expiration of all material patents.

Item 2. Properties, page 17

2. Please file a copy of the sublease agreement with EJ Financial and the lease agreement relating to the leased space in Skokie, Illinois. Alternatively, please provide your analysis as to why each agreement is not required to be filed.

DEF 14A filed April 30, 2010

General

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Compensation and Other Information
Compensation Discussion and Analysis
Components of Compensation, Performance-Based Annual Bonus, page 29

4. We note your statement that you did not formalize MBOs for 2009 and did not pay any performance-based annual bonuses for 2009. We note further that in prior years and for 2010, determinations of performance-based annual bonuses were or will be based upon evaluation of individual and corporate performance measures set by the compensation committee pursuant to the annual MBO program. Please confirm that your 2011 proxy statement will include disclosure of the basis for the compensation committee's determination of performance-based annual bonus payouts. Please confirm such discussion will include the following:

    a. The individual and corporate performance measures applicable to each named executive officer and used to determine their annual bonuses and how each measure was weighted, if applicable. To the extent that any of the performance measures were quantitative, your disclosure should also be quantitative.
    b. The threshold, target, and maximum levels of achievement of each performance measure, if applicable.
    c. The intended relationship between the level of achievement of corporate and individual performance and the amount of bonus to be awarded.
    d. The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance applicable to them.
    e. Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

Form 10-Q for the Quarter Ended March 31, 2010

Item 1A. Risk Factors

5. We note that you have not discussed the potential consequences of the recently enacted healthcare legislation in either MD&A or a risk factor. Please tell us why you have determined that such disclosure is not necessary. Alternatively, please provide an analysis of the impact of health care reform laws on your business and any associated risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director